UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74765E208

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 74765E208

1	NAME OF REPORTING PERSON Alphabet Partners, LP Alphabet Management, LLC MOG Capital, LLC Jason Adler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-1107179
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alphabet Partners, LP was organized under the laws of the state of Delaware.
Alphabet Management, LLC was organized under the laws of the state of Delaware.
MOG Capital, LLC was organized under the laws of the state of New York.
Jason Adler is a US citizen.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,674,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,674,209
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,209
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON Alphabet Partners, LP - IV Alphabet Management, LLC - IA Jason Adler - IN MOG Capital, LLC - BD

CUSIP No.: 74765E208

ITEM 1(a).	NAME OF ISSUER:
Quantum Fuel Systems Technologies Worldwide, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
17872 Cartwright Road Irvine, CA 92614 United States
ITEM 2(a).	NAME OF PERSON FILING:
Alphabet Partners, LP
Alphabet Management, LLC
MOG Capital, LLC
Jason Adler

All of the securities covered by this report are owned directly by MOG Capital, LLC, which is the wholly owned subsidiary of Alphabet Partners, LP. Alphabet Management, LLC is the investment manager of Alphabet Partners, LP and MOG Capital, LLC. Jason Adler is the sole managing member of Alphabet Management, LLC.

As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Alphabet Management, LLC or Jason Adler is the beneficial owner of any of the securities covered by this statement, and each of Alphabet Management, LLC and Jason Adler expressly disclaims any equitable or beneficial ownership of such securities.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Address for all filers: 2 Rector St. 3rd Floor New York, New York 10128 USA
ITEM 2(c).	CITIZENSHIP:
Alphabet Partners, LP was organized under the laws of the state of Delaware.
Alphabet Management, LLC was organized under the laws of the state of Delaware.
MOG Capital, LLC was organized under the laws of the state of New York.
Jason Adler is a US citizen.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
74765E208
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
2,674,209 shares of common stock as of December, 31st 2011

The Reporting Persons own a total of 2,674,209 shares of Common Stock, all of which are owned of record by MOG Capital, LLC. (MOG), which consists of (i) 1,622,370 shares of common stock held by MOG ("MOG shares"), (ii) 769,354 shares of Common Stock issuable upon exercise of a warrant originally issued to MOG on or about June 15, 2011 (June Warrant), and (iii) 282,485 shares of Common Stock issuable upon exercise of a warrant originally issued to MOG on or about September 29th, 2011 (collectively with the June Warrant, the Warrants) . The number of shares of Common Stock into which the Warrants are exerciseable at any point in time is limited, pursuant to the terms of such Warrant, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock. MOG also holds a Convertible Note ("Note") in the original principal amount of $1,000,000 issued on September 29th, 2011 which is convertible into shares of common stock; however, the number of shares of Common Stock into which the Note is convertible at any point in time is limited, pursuant to the terms of such instrument, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). Therefore, since MOG currently holds in excess of 4.99% of the total issued and outstanding shares of Common Stock, the Note is not convertible into any shares of Common Stock at this time due to the Ownership Limitation. The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.
	(b)	Percent of class:
9.7% Based upon 26,617,369 shares of common stock outstanding as reported by the issuer, plus the shares of common stock issuable upon exercise of the Warrants.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
2,674,209
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
2,674,209
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
MOG Capital, LLC is a wholly owned subsidiary of Alphabet Partners, LP and a broker dealer under Rule 13d-1(b)(1)(ii)(A).
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2012

Date
Alphabet Partners, LP Alphabet Management, LLC MOG Capital, LLC Jason Adler
/s/ Jason Adler

Signature
Jason Adler, Managing Member

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).